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MAIL STOP 4546

December 6, 2017

Joseph McCann (for Suzanne Hayes, Assistant Director)

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	McGraw Conglomerate Corporation
Pre-Effective Amendment No. 9 to Offering Statement on Form 1-A Filed November 9, 2017 File No. 024-10657

Dear Mr. McCann:

In connection with the sale of up to 2,500,000 shares of common stock of McGraw Conglomerate Corporation (the “Company”) at $6.00 per share (the “Offering”), we filed on November 9, 2017 the Company’s Pre-Effective Amendment No. 8 to the Form 1-A originally filed December 23, 2016 (the “original filing”) with the Securities and Exchange Commission (“SEC”) pursuant to Regulation A (the “Regulation”) under the Securities Act of 1933, as amended (the “Securities Act”). In response to the staff’s review of the associated P.E. No. 7 in late October, I was advised that the SEC had no further comments--albeit we needed to confirm that FINRA had cleared the brokerage compensation between the Company and its best efforts selling agent, Alexander Capital LLC. (hereafter, “Selling Agent”).

As a result of your review of P.E. No. 8, (i) the staff issued an additional comment via a comment letter dated November 22, 2017 and (ii) FINRA has issued its final comments. We have made all cumulative changes to the Offering Circular and have been advised by Counsel for the Selling Agent that that the brokerage compensation (and their supplemental comments) are being cleared today (subject to this Pre-Effective Amendment No. 9 filing).

In that context, we hereby file this P.E. No. 9 responsive to the staff’s comments, most specifically that funds raised in this Offering may be applied only to the four designated companies described in “Use of Proceeds” and “Business of the Company,” respectively. Please note that this SEC Response Letter (being filed concurrently as a “Communication” on EDGAR) relates to such P.E. Amendment No. 9 which is also being filed concurrently on EDGAR.

1333 Sprucewood Deerfield, IL 60015 Fax: 484-450-5130; Phone: 847.948.5431	Randy@securitiescounselors.net

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We again acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the SEC or FINRA staffs.

Upon completion of your review, we trust that this lone remaining comment will have been satisfied and you can advise us that the Company’s Offering Statement can be declared effective at a mutually convenient time, hopefully on or before 4PM Friday, December 8, 2017. As we discussed late last week, we are concurrently filing as Correspondence a Rule 461 Request for Acceleration (48 hours after this filing as you instructed) so requesting.

Thank you for your assistance and prompt review of these materials. I will call Ms. Yale on Thursday late afternoon to coordinate any remaining issues with the staff, presumably including coordination of the date of effectiveness and the associated Request for Acceleration Letter that will have been filed pursuant to Securities Act Rule 461.

Very truly yours,

Randall S. Goulding

SECURITIES COUNSELORS, INC.

1333 Sprucewood Deerfield, IL 60015 Fax: 484-450-5130; Phone: 847.948.5431	Randy@securitiescounselors.net